EARLYBIRDCAPITAL, INC.

366 Madison Avenue | 8th Floor

New York, NY 10017

May 23, 2019

VIA EDGAR

John Stickel

Attorney-Advisor

AD Office 5 – Transportation and Leisure

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	GigCapital2, Inc. (the “Company”)

Registration Statement on Form S-1

(File No. 333-231337) (the “Registration Statement”)

Dear Mr. Stickel:

In connection with the Registration Statement on Form S-1 of GigCapital2, Inc., the undersigned, which is acting as the representative of the underwriters of the offering, hereby requests acceleration of the effective date and time of the Registration Statement to 5:00 p.m., Eastern Daylight Time, on Wednesday, May 29, 2019, or as soon thereafter as practicable, pursuant to Rule 461 of the Securities Act of 1933, as amended (the “Act”).

Pursuant to Rule 460 of the General Rules and Regulations under the Act, the undersigned advises that as of the date hereof, 329 copies of the Preliminary Prospectus dated May 9, 2019 have been distributed to prospective underwriters, dealers, institutional investors, retail investors and others.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities and Exchange Act of 1934, as amended.

Very truly yours,

EARLYBIRDCAPITAL, INC.

By:	/s/ Michael Powell
Name: Michael Powell
Title: Managing Director